Exhibit 99.1

NASDAQ GM: LLEX

NEWS FOR IMMEDIATE RELEASE

LILIS ENERGY APPOINTS RONALD D. ORMAND CHAIRMAN OF THE BOARD AND

OIL & GAS VETERAN, R. GLENN DAWSON, JOINS LILIS’S BOARD AS A DIRECTOR

DENVER, COLORADO – January 14, 2016 – Lilis Energy (NASDAQ: LLEX), a domestic oil and gas exploration and production company focused in the Denver-Julesburg (DJ) Basin, has announced the appointment of Director Ronald D. Ormand as Chairman of the Board of Directors. Former Chairman Nuno Brandolini, who served in that role since April 2014, will remain as a member of the Board of Directors. In addition, R. Glenn Dawson joins as an independent Director and member of the Audit Committee, and G. Tyler Runnels, one of the Company’s largest shareholders who served as a non-independent Director, is resigning from his position on the Company’s Board of Directors.

“I’d like to thank Tyler and Nuno for their leadership and guidance. Both were instrumental in navigating the company through a very difficult time for our industry. We look forward to Nuno’s continued contributions as a Director, and welcome Ron’s new role as Chairman of the Board,” said Avi Mirman, Director and CEO. “These moves are designed to strengthen our team of oil and gas experts. With oil prices at 13-year lows, opportunities abound and we need to have the Board talent to assess and execute intelligently and decisively. Ron’s extensive experience in structuring and financing oil and gas mergers and acquisitions, as both a banker and an executive, is ideally aligned with Lilis’s growth strategy.

“Additionally, we are excited to have Glenn Dawson, another accomplished oil and gas veteran, join our Board. We look forward to tapping Glenn’s strong technical, operating and management experience, which have generated a track record of superior returns for shareholders. We believe Glenn’s experience will be a significant addition in moving Lilis forward,” added Mr. Mirman.

Mr. Runnels commented: “I am very pleased with the progress that has been made during a challenging market and transitional time for the Company. I have achieved what I have set out to do in seeing Lilis through this turnaround, and feel the Company is now positioned for success and growth. I am committed to supporting Ron’s and Avi’s vision to build a strong, independent oil and gas company.”

Mr. Ormand, who joined Lilis’s Board as a Director in March of 2015, brings more than 33 years’ experience as a senior executive and investment banker in the energy sector to his new role as Chairman. Mr. Ormand’s background includes extensive financing expertise and merger and acquisition acumen in the oil and gas industry. During his career, Mr. Ormand has completed more than $25 billion of capital markets and financial advisory transactions. In addition, Mr. Ormand has substantial experience in the acquisition and restructuring of distressed energy companies, which will provide a significant benefit to Lilis’s growth strategy.

Mr. Ormand most recently served as Senior Managing Director of Investment Banking Group at FBR & Co., after the company acquired MLV & Co., LLC, in September of 2015, where he had held the posts of Chairman of the Board and Head of Investment Banking. Prior to that time, Mr. Ormand was a senior executive for four and a half years at Magnum Hunter Resources Corporation, an E&P company engaged in acquisition and development of unconventional resource plays in oil and gas and midstream gathering and transportation. Mr. Ormand was part of the initial senior management team that grew MHR from approximately $35 million enterprise value when he joined the Company in 2009 to more than $2.5 billion enterprise value by late 2013, when Mr. Ormand departed MHR. Mr. Ormand also served in several senior management positions, including Executive Vice President and Chief Financial Officer, and was a member of MHR’s Board of Directors.

Mr. Ormand’s career also includes serving as Managing Director and Group Head of U.S. Oil and Gas Investment Banking at CIBC World Markets and Oppenheimer (1988-2004); Head Of North American Oil and Gas Investment Banking at West LB A.G. (2005-2007), and President, CFO and Director of Tremisis Energy Acquisition Corp. II (2007-2009).  Mr. Ormand holds a B.A. in Economics, and an MBA in Finance and Accounting, from UCLA, and studied Economics at Cambridge University, England.

Mr. Ormand commented, “I am very excited to be taking on the new role as Chairman of the Board of Lilis Energy. With the recent announcement of the Brushy acquisition and the favorable environment for the acquisition of financially distressed E&P companies, I am very optimistic about the Company’s future. I look forward to creating substantial value for Lilis shareholders in conjunction with the Board and Management team.”

R. Glenn Dawson, Lilis’s newest Director, brings 35 years of oil and gas exploration and management experience in North America hydrocarbon basins to the Company’s Board. With a strong management, geological and operating background and expertise in discovering and developing new oil and gas opportunities, Mr. Dawson has founded several publicly traded oil and gas companies, and has been responsible for E&P budgets in excess of $200 million annually, including multiple horizontal drilling resource plays as well as conventional oil operations. Mr. Dawson is currently President and CEO of Cuda Energy, Inc., a private Canadian-based E&P company. Mr. Dawson’s career includes serving as President of Bakken Hunter, a division of Magnum Hunter Resources, where he managed operations and development of Bakken assets in the U.S. and Canada, from 2011 to 2014. During his tenure, MHR significantly expanded its operations in the Bakken. Mr. Dawson’s career also includes serving as President of Nuloch Resources Inc. (2005-2011); Vice President, Exploration, Triloch Resources, Inc. (2001-2005); Vice President, Exploration, PanAtlas Energy (1998-2000), and Vice President, Exploration for four years with Summit Resources where he held additional exploration and geologist posts during his 13-year tenure. Mr. Dawson holds a B.S. in Science, Geology, from Weber State College, and he attended the Masters of Science Program at the University of Calgary.

“I look forward to working with the Directors and Management of Lilis and rejoining forces with Ron, to assist in evaluating and developing prime acquisition candidates. Specifically we will be focusing on opportunities in the Permian Basin, DJ Basin and any additional multiple horizon play opportunities that meet the criteria of Lilis’s growth strategy,” said Mr. Dawson.

Lilis announced on December 30, 2015, that it had entered into a definitive merger agreement with Brushy Resources, Inc., a San Antonio-based oil and gas company focused on the Permian Basin. Brushy has approximately 3,500 core net acres in the prolific Permian Southern Delaware Basin in the Crittendon Field of Winkler County, Texas, with over 500 potential drilling locations that are economic in the current oil and gas pricing environment. This merger represents Lilis’s initial entry into the Permian Basin; its first strategic transaction in connection with its acquisition strategy, and significant expansion of its management with technical capabilities. Lilis expects the merger to close in the early second quarter of 2016, subject to stockholder and customary closing conditions.

The new composition of Lilis’s Board of Directors reflects three independent and two management seats. Additionally, the Company believes that with the appointment of Mr. Dawson to its Audit Committee, the Company has regained compliance with NASDAQ Listing Rule 5605(c)(2), relating to audit committee composition and independence requirements.

About Lilis Energy, Inc.

Lilis Energy, Inc. is a Denver-based independent oil and gas exploration and production company that operates in the Denver-Julesburg (DJ) Basin, where it holds approximately 16,000 net acres. Lilis Energy's near-term E&P focus is to grow reserves and production in its Wattenberg Field acreage targeting the Niobrara benches and Codell Sandstone. For more information, please contact MDC Group (414) 351-9758 or visit www.lilisenergy.com.

Forward-Looking Statements

This press release may include or incorporate by reference "forward-looking statements" as defined by the SEC, including but not limited to statements regarding Lilis Energy's expectations, beliefs, intentions or strategies regarding the future. These statements are qualified by important factors that could cause Lilis Energy's actual results to differ materially from those reflected by the forward-looking statements. Such factors include but are not limited to Lilis Energy's ability to finance its continued exploration, drilling operations and working capital needs, and the general risks associated with oil and gas exploration and development, including those risks and factors described from time to time in Lilis Energy's reports and registration statements filed with the SEC.

Contact:

MDC GROUP

David Castaneda or Arsen Mugurdumov

(414) 351-9758